Exhibit 99.1

Moolec Science Presents Fiscal Year 2024
Annual Business Update

Luxembourg. October 2, 2024 – Moolec Science SA (NASDAQ: MLEC; “The Company”; “Moolec”) a science-based food ingredient company focused on producing animal proteins and nutritional oils in plants, today reported its Business Update for the fourth quarter of Fiscal Year 2024 ended June 30, 2024.

The main highlights of Moolec’s fourth quarter are as follows:

●	GLASO™: The Company announced an offtake agreement with a major global CPG food and petfood company and R&D collaboration agreement with Bunge. Also, Moolec made significant advancements in both upstream and downstream processes.

●	Piggy Sooy™: Field trials in 3 different US locations continue on schedule to move forward with product development (sampling), seed increase and gathering of environmental and regulatory data to continue with the US-FDA approval pathway.

●	TSP Valorasoy™: Trials for new enhanced products Valorasoy 2.0 were carried out in Moolec’s facilities with encouraging results.

●	Financial landscape: Revenue & other income of ~$6M for FY 2024 driven by soy protein ingredient business; Prudent cash burn during FY 2024 in line with Company growth and lower accounts payable.

“I am proud of our team of ‘Moolers’ for their relentless dedication and repeated achievement of significant milestones. This fiscal year has been truly transformative for Moolec Science. The groundbreaking USDA-APHIS approval for PiggySooy™ marks a pivotal moment in the Molecular Farming and biotech landscape. Coupled with the imminent commercialization of GLASO™, for which we’ve already secured commercial agreements, and our robust pipeline progressing on schedule, we’ve demonstrated remarkable progress across all fronts. Our team’s unwavering commitment and innovative spirit have been the driving force behind these accomplishments. As we look to the future, I am filled with optimism about the impending commercialization of our groundbreaking products. We stand at the cusp of revolutionizing the food industry through molecular farming, offering sustainable and cost-effective solutions to global nutritional challenges. The coming years hold immense promise as we continue to push the boundaries of science and redefine the future of food production,” stated Gastón Paladini, Chief Executive Officer and Co-Founder of Moolec.

“As we reflect on the full fiscal year of 2024, I am pleased to report annual revenue and other income in the range of $6 million. This underscores our operations in our soy protein ingredient business as we prepare to launch GLASO™ in the coming year. At the same time, our team’s keen focus on cost efficiency has helped us to maintain a controlled cash burn while supporting Company growth. Our successful capital raises this fiscal year have strengthened our liquidity and strategic partnerships, ensuring we maintain a healthy position to continue preparations for upcoming products. We remain steadfast in our commitment to prudent, structured growth, building on our successes and positioning Moolec Science for an exciting future,” remarked José López Lecube, Chief Financial Officer of Moolec.

For a full version of Moolec’s fourth quarter Fiscal Year 2024 Business Update, click here.

Conference Call

Management will host a Conference Call and question-and-answer session, which will be accompanied by a presentation available during the webinar.

To access the call, please use the following information:

●	Date: Wednesday, October 2, 2024

●	Time: 08:30 AM Eastern Time (US and Canada)

●	Link to join the webinar: https://icrinc.zoom.us/j/91597501131?pwd=dnzbr1Nc4asDmMqsac806jp15Dx84s.1

●	One tap mobile: +13017158592,,91597501131#,,,,*799765# US (Washington DC)

●	Dial In: +1 301 715 8592 | Webinar ID: 915 9750 1131, passcode: 799765

●	International numbers available: https://icrinc.zoom.us/u/abX5mDiNYZ

Please connect 5 minutes prior to the start time to register and join.

A recording of the call and the pdf version of the presentation will be available after the conclusion of the live event via Moolec’s Investor Relations website.

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins for the good of the planet. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverage the agronomic efficiency of broadly used target crops like soybean, pea, and safflower to produce oils and proteins. Moolec also has an industrial and commercial R&D capability to complement the company’s Molecular Farming technology. Moolec secures a growing international patent portfolio (25+, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of PhDs and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward-Looking Statements

This publication contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this publication, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this publication will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Contacts:

●	Investor Relations inquiries: ir@moolecscience.com |MoolecIR@icrinc.com

●	Press & Media inquiries: comms@moolecscience.com

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